UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41407

Top Financial Group Limited,

(Translation of registrant’s name into English)

118 Connaught Road West

Room 1101

Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Annual General Meeting of Shareholders

On June 24, 2025, at 10:00 A.M., Hong Kong Standard Time (June 23, 2025, at 10:00 P.M., Eastern Time), Top Financial Group Limited (the “Company”) held an annual general meeting of shareholders (the “Annual Meeting”) at its executive office at 118 Connaught Road West, Room 1101, Hong Kong. Holders 30,298,071 Class A ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 81.63% of the total 37,117,806 outstanding ordinary shares as of the record date of May 22, 2025, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Annual Meeting as of the record date. All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:	By an ordinary resolution, to approve the re-appointment of five directors, Ms. Junli Yang, Mr. Ka Fai Yuen, Mr. Anthony S. Chan, Mr. Mau Chung Ng and Ms. Mei Cai, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.
	Junli Yang	30,119,256	177,435	1,380
	Ka Fai Yuen	30,119,256	177,435	1,380
	Anthony S. Chan	30,119,256	177,435	1,380
	Mau Chung Ng	30,119,256	177,435	1,380
	Mei Cai	30,119,256	177,435	1,380
Proposal Two:	By an ordinary resolution, to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2025.	30,119,246	177,445	1,380
Proposal Three:	By an ordinary resolution, to re-designate 90,000,000 authorized but unissued class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) into 90,000,000 authorized but unissued class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”) (the “Share Redesignation”), and as a consequence of the Share Redesignation, to change the composition of the Company’s authorized share capital from 1,000,000,000 shares, comprising 990,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to 1,000,000,000 shares, comprising 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.	30,119,246	177,445	1,380
Proposal Four:	By a special resolution, subject to and conditional upon Proposal Three being passed, to amend and restate the Company’s amended and restated memorandum of association adopted by special resolutions of shareholders minutes of the Company dated 7 October 2024 (the “Amended and Restated Memorandum of Association”) to replace Clause 6 of the Amended and Restated Memorandum of Association with the following:	30,119,246	177,445	1,380

6. The share capital of the Company is US$l,000,000.00 divided into 1,000,000,000 shares comprising of (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.001 each with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained PROVIDED ALWAYS that, notwithstanding any provision to the contrary contained in this Memorandum of Association, the Company shall have no power to issue bearer shares, warrants, coupons or certificates.

Proposal Five:	By a special resolution, to amend and restate the Company’s amended and restated articles of association adopted by special resolutions of shareholders minutes of the Company dated 7 October 2024 (the “Amended and Restated Articles of Association”, and together with the Amended and Restated Memorandum of Association, the “Current M&A”) to replace the definitions of “Articles”, “Company”, “share” and add the definition of “Memorandum of Association”, as follows:	30,119,246	177,445	1,380

“Articles” means these articles of association of the Company, as amended, restated and/or substituted from time to time by Special Resolution;

“Company” means TOP Financial Group Limited, a Cayman Islands exempted company;

“Memorandum of Association” means the memorandum of association of the Company, as amended, restated, and/or substituted from time to time;

“share” means a share in the capital of the Company. All references to “shares” herein shall be deemed to be shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “share” shall include a fraction of a share;

Proposal Six:	By a special resolution, subject to and conditional upon Proposal Fourteen being passed, to amend and restate the Company’s Amended and Restated Articles of Association to replace Article 6 with the following:	30,119,246	177,445	1,380

6. Subject to the provisions, if any, in the Memorandum of Association and these Articles (including but not limited to Article 87) and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, the Directors may allot, issue, grant options over or otherwise dispose of shares of the Company (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, conversion, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper PROVIDED ALWAYS that, notwithstanding any provision to the contrary contained in these Articles, the Company shall be precluded from issuing bearer shares, warrants, coupons or certificates.

Proposal Seven:	By a special resolution, to amend and restate the Company’s Amended and Restated Articles of Association to replace Article 11 with the following:	30,119,246	177,445	1,380

11. (a) Subject to the provisions of the Statute and the Memorandum of Association, shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the shares, may by Special Resolution determine and the rights attaching to any issued shares may, subject to the provisions of these Articles, by Special Resolution, be varied so as to provide that such shares are to be or are liable to be so redeemed.

(b) Subject to the provisions of the Statute and the Memorandum of Association, the Company may purchase its own shares (including fractions of a share), including any redeemable shares, provided that the manner of purchase has first been authorised by the Company in general meeting or by the Directors and may make payment therefor in any manner authorised by the Statute, including out of capital and provided that the Company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any issued shares of the Company other than shares held as treasury shares.

Proposal Eight:	By a special resolution, to amend and restate the Company’s Amended and Restated Articles of Association to replace Article 13 with the following:	30,119,246	177,445	1,380
	13. The Company may, subject to the provisions of the Statute, acquire, hold, and dispose of its own shares as treasury shares.
Proposal Nine:	By a special resolution, to amend and restate the Company’s Amended and Restated Articles of Association to replace Article 15 with the following:	30,119,246	177,445	1,380

15. The rights conferred upon the holders of the shares of any Class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that Class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Proposal Ten:	By a special resolution, subject to and conditional upon Proposal Eleven being passed, to amend and restate the Company’s Amended and Restated Articles of Association for the addition of Article 16 following Article 15 as follows:	30,119,246	177,445	1,380
	16. Notwithstanding anything to the contrary in these Articles, any conversion from Class A Ordinary Shares to Class B Ordinary Shares pursuant to Article 17 or 18 does not constitute any variation of rights attached to the relevant Class A Ordinary Shares or Class B Ordinary Shares under Article 14.

Proposal Eleven:	By a special resolution, to amend and restate the Company’s Amended and Restated Articles of Association for the addition of Articles 17, 18 and 19 following the new Article 16 as follows:	30,119,246	177,445	1,380

CONVERSION OF CLASS A ORDINARY SHARES

17. Subject to the provisions of these Articles, each Class A Ordinary Share is convertible into one Class B Ordinary Share. The right to convert shall be exercisable by the passing of a resolution of the Directors or an ordinary resolution by the Members approving that a specified number of Class A Ordinary Shares be converted into Class B Ordinary Shares. However, any conversion of over 10 million Class A Ordinary Shares into Class B Ordinary Shares shall require approval by an ordinary resolution of the Members.

18. Any conversion of Class A Ordinary Shares into Class B Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class A Ordinary Share as one Class B Ordinary Share(s). Such conversion shall become effective, in the case of any conversion effected pursuant to Article 17, upon the passing of the resolution by the Directors or the ordinary resolution by the Members as described in Article 17 (or at such later date as may be specified in such resolution). Class B Ordinary Shares shall not be convertible into Class A Ordinary Shares.

19. Save and except for voting rights as set out in Articles 14(c) to 14(d) and conversion rights as set out in Articles 17 to 18, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

As a result of the insertion of the four new Articles 16, 17, 18 and 19 (subject to the passing of Proposals Ten and Eleven), the existing Articles 16 through 82 will be renumbered as Articles 20 through 86. Aside from the renumbering of the Articles, the updating of cross-references made in those Articles, and the amendments proposed in Proposals Twelve and Thirteen below, no other changes are being made to the existing Articles 16 through 82.

Proposal Twelve:	By a special resolution, subject to and conditional upon Proposal Fourteen being passed, to amend and restate the Company’s Amended and Restated Articles of Association to replace the existing Article 67 (now Article 71) with the following:	30,119,246	177,445	1,380

71. Subject to the provisions of these Articles (including but not limited to Articles 87 and 103), there shall be a Board of Directors consisting of not less than one or more than twelve persons (exclusive of alternate Directors) PROVIDED HOWEVER that the Company may from time to time by ordinary resolution or by resolution of the Directors increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers of the Memorandum of Association or a majority of them.

Proposal Thirteen:	By a special resolution, subject to and conditional upon Proposal Fourteen being passed, to amend and restate the Company’s Amended and Restated Articles of Association to replace the existing Article 77 (now Article 81) with the following:	30,119,246	177,445	1,380
	81. Subject to the provisions of these Articles (including but not limited to Article 87), the business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may pay all expenses incurred in promoting, registering and setting up the Company, and may exercise all such powers of the Company as are not, from time to time by the Statute, or by these Articles, or such regulations, being not inconsistent with the aforesaid, as may be prescribed by the Company in general meeting required to be exercised by the Company in general meeting PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.
Proposal Fourteen:	By a special resolution, to amend and restate the Company’s Amended and Restated Articles of Association for the addition of Articles 87 and 88 following the existing Article 82 (now Article 86) as follows:	30,119,246	177,445	1,380

87. Notwithstanding anything to the contrary in these Articles, in respect of any of the following matters, no action shall be taken and no resolution shall be passed by the Company unless with the prior written consent of Member(s) holding 50% or more of the voting power singly or collectively (the “Controlling Shareholder(s)”):

(a) any removal and/or appointment of director(s);

(b) any adoption of share option, any establishment of or material amendment to any purchase plan or other equity compensation arrangement, pursuant to which Class A Ordinary Shares and/or the Class B Ordinary Shares may be acquired by any officers, directors, employees, or consultants;

(c) unless otherwise approved pursuant to Article 87(b) or 87(d), any issuance of securities which may result in a change of control of the Company; and

(d) unless otherwise approved pursuant to Article 87(b) or 87(c), any issuance of Class A Ordinary Shares or the Class B Ordinary Shares (including issuance of shares pursuant to an earn-out provision or similar type of provision, or issuance of securities convertible into or exercisable for Class A Ordinary Shares or the Class B Ordinary Shares, for cash), where:

(i) the Class A Ordinary Shares and/or the Class B Ordinary Shares have or will have upon issuance voting power equal to or more than 20% of the total voting power outstanding before the issuance of such shares or securities convertible into or exercisable for Class A Ordinary Shares or the Class B Ordinary Shares; or

(ii) the number of Class A Ordinary Shares and/or the Class B Ordinary Shares to be issued is or will be equal to or more than 20% of the total number of Class A Ordinary Shares and the Class B Ordinary Shares outstanding before the issuance of such shares or securities.

88. Notwithstanding anything to the contrary contained herein, where any act listed under Article 87 requires the approval of the Members in accordance with the Statute, and if the requisite Members vote in favor of such act but the approval of the Controlling Shareholder(s) has not yet been obtained, the holders of the Controlling Shareholder(s) who do not consent to such act in aggregate shall have the voting rights equal to the aggregate voting power of all the Members who voted in favor of such act plus one.

As a result of the insertion of the four new Articles 16, 17, 18 and 19 (subject to the passing of Proposals Ten and Eleven), and the insertion of the two new Articles 87 and 88 (subject to the passing of Proposal Fourteen), the existing Articles 83 through 128 will be renumbered as Articles 89 through 134. Aside from the renumbering of the Articles, the updating of cross-references made in the Articles, and the amendments proposed in Proposals Fifteen, Sixteen and Seventeen below, no other changes are being made to the existing Articles 83 through 128.

Proposal Fifteen:	By a special resolution, subject to and conditional upon Proposal Fourteen being passed, to amend and restate the Company’s Amended and Restated Articles of Association to replace the existing Article 97 (now Article 103) with the following:	30,119,246	177,445	1,380

103. Subject to the provisions of these Articles (including but not limited to Article 87), the Company may by ordinary resolution or by resolution of the Directors appoint any persons to be a Director and may in like manner remove any Director and may in like manner appoint another person in his instead.

Proposal Sixteen:	By a special resolution, to amend and restate the Company’s Amended and Restated Articles of Association to replace the existing Article 118 (now Article 124) with the following:	30,119,246	177,445	1,380

124. Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by post, electronic mail, cable, telex or telecopy to him, to his address or electronic mail address (if any such electronic mail address has been provided by the Member to the Company) as shown in the register of Members, such notice, if mailed, to be forwarded airmail if the address be outside the Cayman Islands.

Proposal Seventeen:	By a special resolution, subject to and conditional upon Proposal Sixteen being passed, to amend and restate the Company’s Amended and Restated Articles of Association to replace the existing Article 119 (now Article 125) with the following:	30,119,246	177,445	1,380

125. (a) Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected at the expiration of 60 hours after the letter containing the same is posted as aforesaid.

(b) Where a notice is sent by cable, telex, telecopy or electronic message, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organisation and to have been effected on the day the same is sent as aforesaid.

(c) Where a notice is sent by electronic mail, service of the notice shall be deemed to be effected immediately upon the time of the transmission to the electronic mail address (if any such electronic mail address has been provided by the Member to the Company).

Proposal Eighteen:	By a special resolution, to approve the adoption of the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles of Association”) as set forth in Appendix A to this notice, in substitution for the Current M&A subject to and conditional upon the passing of Proposal Five to Proposal Seventeen and to authorise any one director, registered office provider or company secretary of the Company to do all such acts and things and execute all such documents to effect the same, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands. The amendments are primarily intended to:	30,119,246	177,445	1,380

a.    effect the re-designation of 90,000,000 authorized but unissued Class A Ordinary Shares to 90,000,000 authorized but unissued Class B Ordinary Shares (subject to the passing of Proposal Three);

b.    permit the conversion of Class A Ordinary Shares to Class B Ordinary Shares;

c.   establish a mechanism requiring the prior written consent of shareholder(s) holding 50% or more of the Company’s voting power singly or collectively before any action relating to certain reserved matters may be undertaken by the Company. Such reserved matters include the appointment and/or removal of directors, adoption of any share option or material amendment to any purchase plan or other equity compensation arrangement, issuance of securities resulting in a change of control of the Company, and issuance of Class A Ordinary Shares or Class B Ordinary Shares (or securities convertible into or exercisable for Class A Ordinary Shares or the Class B Ordinary Shares) exceeding a specified threshold that would result in significant dilution or material change in voting power; and

d.   allow for notice to be given by the Company to its members by way of electronic mail.

Proposal Nineteen:	By an ordinary resolution, subject to and conditional upon Proposal Three to Proposal Eighteen being passed, to approve the conversion of shares of a certain shareholder as follows:	30,119,246	177,445	1,380

Name of Shareholder	Number of Existing Shares held	Number of Shares to be held After Giving Effect to Share Conversion
Junli Yang	10,000,000 Class A Ordinary Shares	10,000,000 Class B Ordinary Shares

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2025	Top Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer and Director